Exhibit 1.02
Conflict Minerals Report
Pacific Sunwear of California, Inc. (the “Company,” “we,” “us,” or “our”) has included this Conflict Minerals Report as an exhibit to its Form SD for the period from January 1, 2013, through December 31, 2013, as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is June 2, 2014.
As used herein, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, (3) internal and external resource constraints, and (4) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this Report. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this Report or to reflect the occurrence of unanticipated events.
Overview
For the period from January 1, 2013 through December 31, 2013 (the “Relevant Period”), we were unable to determine the origin of the Necessary Conflict Minerals in our In-Scope Products. However, none of the Necessary Conflict Minerals contained in our In-Scope Products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. As used herein, (1) “In-Scope Products” are the products that we contracted to manufacture that contained Conflict Minerals that were necessary to their functionality or production, and (2) “Necessary Conflict Minerals” were Conflict Minerals that were necessary to the functionality or production of the In-Scope Products. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.
Information concerning our In-Scope Products is contained in this Conflict Minerals Report under "Product Information; Additional Risk Mitigation Efforts."
Due Diligence Program Design
We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development's (the "OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance").

According to its website the mission of the OECD is to promote policies that will improve the economic and social well-being of people around the world and the OECD provides a forum in which governments can work together to share experiences and seek solutions to common problems.
The OECD Guidance is a collaborative government-backed multi-stakeholder initiative on responsible supply chain management of minerals from conflict-affected areas. Its objective is to help companies respect human rights and avoid contributing to conflict through their mineral sourcing practices. The OECD Guidance also is intended to cultivate transparent mineral supply chains and sustainable corporate engagement in the mineral sector with a view to enabling countries to benefit from their natural mineral resources and preventing the extraction and trade of minerals from becoming a source of conflict, human rights abuses and insecurity. While not legally binding, the adoption of the OECD Guidance at the ministerial level by the OECD reflects the common position and political commitment of OECD members and non-members adhering to the OECD Declaration on International Investment and Multinational Enterprises.
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.	Establish strong company management systems (“Step One”);

2.	Identify and assess risk in the supply chain (“Step Two”);

3.	Design and implement a strategy to respond to identified risks (“Step Three”);

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain (“Step Four”); and

5.	Report on supply chain due diligence (“Step Five”).
Our implementation of these elements of the OECD Guidance for the Relevant Period and thereafter is discussed below.
Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence efforts, we performed the following measures for the Relevant Period. These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.	OECD Guidance Step One: "Establish strong company management systems"

a.
We created a team of senior staff under the Senior Vice President and General Counsel charged with creating and implementing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group: compliance; internal audit; legal; and supply chain. Selected internal personnel, including members of our Men’s and Women’s merchant teams, were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

b.
We developed a questionnaire based on the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative ("EICC/GeSI") to identify smelters and refiners in our supply chain.

c.
We established procedures to maintain business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, on a computerized database.

d.
We adopted a policy requiring the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

e.
We furnished our direct suppliers of In-Scope Products (the "Suppliers") with an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the rule.

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.	We determined which of our products were In-Scope Products through product specifications, discussions with our merchants, visual inspection, Supplier inquiries and other information known to us.

b.
We requested by email that the Suppliers provide us with information, through the completion of our questionnaire, concerning the usage and source of Conflict Minerals in the In-Scope Products, as well as information concerning their related compliance efforts. We also permitted Suppliers to provide a response by submitting a completed EICC/GeSI Conflict Minerals Reporting Template. We followed up by email or phone with all Suppliers that did not respond to the request within the specified time frame.

c.
We reviewed the completed responses received from Suppliers. We followed up by email or phone with all Suppliers that submitted an incomplete response or a response that we believed contained errors or inaccuracies or that otherwise provided a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We followed up with other Suppliers where deemed appropriate by us.

d.	Based on the information furnished by our Suppliers, and other information known to us, we assessed the risks of adverse impacts.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our Senior Vice President and General Counsel.

b.
To mitigate the risk that our necessary Conflict Minerals benefit armed groups, we also intend to engage in the additional measures discussed under "Product Information; Additional Risk Mitigation Efforts" below.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

In connection with our due diligence, we utilized information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5: "Report on supply chain due diligence"

We have filed a Form SD and this Conflict Minerals Report for the Relevant Period with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.
Product Information; Additional Risk Mitigation Efforts
Due to the challenges of tracing a multi-tier supply chain, for the Relevant Period we were unable to determine the origin of the Necessary Conflict Minerals in our In-Scope Products. For the Relevant Period, In-Scope Products consisted of products in the categories listed below. Not all of the products in these categories were In-Scope Products.

1.	Apparel (pants, shorts, skirts, dresses, shirts, blouses, sweaters, etc.) that contains functional buttons, rivets and zippers

2.	Bags and purses

3.	Belts and wallets

4.	Cosmetics and fragrances

5.	Footwear

6.	Headwear (hats, headscarves, hair pins, hair holders)

7.	Jewelry

8.	Scarves

9.	Selected other miscellaneous apparel and accessory items
For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended February 1, 2014 (the “Annual Report”). The information contained in the Annual Report is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Report or the Form SD.
Conflict Minerals constitute only a small portion of the materials content of the In-Scope Products and a significant portion of our products do not contain any Conflict Minerals. For the Relevant Period, we determined that the majority of our products (by product numbers and by units produced) did not contain Conflict Minerals and were not in-scope for purposes of our compliance with the Conflict Minerals Rule.
For the Relevant Period, none of our In-Scope Products were determined by us to support conflict (i.e., to contain necessary Conflict Minerals that directly or indirectly financed or benefited an armed group in the DRC or an adjoining country). An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country. Notwithstanding our due diligence efforts, we did not identify the facilities that were used to process the Necessary Conflict Minerals contained in our In-Scope Products, or the countries of origin of the Necessary Conflict Minerals contained in those Products.
We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our In-Scope Products by requesting that the Suppliers provide us with a completed questionnaire concerning the source of the Conflict Minerals in the components and products sourced from them.

Risk Mitigation Efforts After December 31, 2013

Since the end of the Relevant Period, we have taken the following additional steps to mitigate the risk that our Necessary Conflict Minerals benefit armed groups:

1.
We adopted a company policy for the supply chain of Conflict Minerals (the "Conflict Minerals Policy"). We communicated the Policy internally to relevant personnel. The Conflict Minerals Policy also was communicated by email to the Suppliers and posted on our website. The Conflict Minerals Policy is summarized in the Form SD to which this Conflict Minerals Report is an exhibit.

2.	We established a mechanism for employees, suppliers and other interested parties to report violations of the Conflict Minerals Policy either through a hotline or confidential web form.

We intend to take the following additional steps in 2014 to mitigate the risk that our Necessary Conflict Minerals benefit armed groups:

1.	Engage with Suppliers that provided incomplete responses or that did not provide responses during the Relevant Period to help ensure that they provide requested information for 2014.

2.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers.

3.
Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, we will work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

4.	Participate in selected industry initiatives to identify smelters and refiners in the supply chain.
All of the foregoing steps are in addition to the steps that we took during the Relevant Period, which we intend to continue to take in 2014 to the extent applicable.